Notice of Exempt Solicitation

Pursuant to Rule 14a-103 | May 14, 2025

Name of Registrant: Harley-Davidson, Inc.

Name of person relying on exemption: Bowyer Research

Address of person relying on exemption: P.O. Box 120, McKeesport, PA 15135

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Harley-Davidson, Inc. (HOG)

Reject Failure, Restore Fiduciary Focus: Vote NO on Harley-Davidson’s Board of Directors

Contact: Gerald Bowyer | jerrybowyer@bowyerresearch.com

      Resolution

Bowyer Research urges Harley Davidson shareholders to vote AGAINST the election1 of Harley-Davidson’s Board of Directors.

      Supporting Statement

Harley-Davidson was once a symbol of American industrial strength and brand loyalty—built on performance and driving genuine value to its shareholders. But today, the company has lost its way, failing to compete effectively with industry peers and tying the Harley-Davidson brand to divisive social policies rather than business fundamentals.

1https://s201.q4cdn.com/697889289/files/doc_governance/2025/Apr/23/Harley-Davidson-Inc-2025-Proxy-b71b01.pdf

      Chronic Underperformance

The result? Staggering underperformance and declining relevance in a competitive market. On behalf of the largely-silent majority of shareholders who value return over divisive ESG & DEI-aligned experimentation, we must ask: Is this the board we trust to rebuild Harley-Davidson’s value? The current board has overseen failed strategies, misaligned incentives, and a repeated failure to prioritize shareholder interests. Now is the time to demand accountability—not excuses.

Harley-Davidson delivered substandard performance this year, with results lagging significantly behind market competitors such as General Motors, Ford, & Rivian. In fact, the company’s performance is the worst in its cohort this year, vastly below even other substandard performers such as Oshkosh & Lucid Group. This board has shown an inability to adapt decisively or execute effectively, and the market has responded accordingly: with a lack of confidence. It’s only understandable that shareholder votes would and should reflect a similar lack of confidence

      DEI Controversies & Brand Damage

It’s impossible to discuss Harley-Davidson’s problems without noting the company’s egregious slide into activist-driven ESG & DEI policies. From DEI initiatives in the company’s supplier programs to explicit hiring quotas,2 the company’s partisan drift has been severe. Harley-Davidson has been more than willing to jettison fiduciary focus for policies that not only take sides on divisive social issues, but fly in the face of both basic nondiscrimination dictates and the company’s customer base, is another point against confidence in the company’s board.

It’s hard to see how a company like Harley-Davidson, which for so long epitomized not only the grit and toughness of motorcycle culture but the unwavering dedication of America’s automotive industry, found itself taking flack for partnering with radical activist organizations like the Human Rights Campaign, which pressures companies to cover puberty blockers for employees’ children in the name of ‘healthcare’ and ‘corporate equality.’ Notably, despite the company being docked 90% of its score on the Human Rights Campaign’s index, Harley-Davidson still reportedly does provide gender-affirming care for employees (and ostensibly their children) under its healthcare plan It’s laudable that the company’s made steps back to political neutrality, including officially cutting ties with activist groups like HRC. But if the company lacks the will to actually make the case for political neutrality, choosing instead to dodge3 scrutiny about these policy changes and

2 https://nypost.com/2024/10/24/business/harley-davidson-sales-hit-by-inflation-dei-boycott/

3 https://biztimes.com/harley-revises-some-policies-following-dei-backlash-on-social-media/

whether they were truly driven by customer concern as opposed to planned pivots, it’s a sign that the company’s learned nothing from this PR fiasco.

      Conclusion

A vote against Harley Davidson’s board is a vote for fiduciary responsibility. Harley-Davidson needs directors who are laser-focused on cash flow, execution, and long-term shareholder returns—not those who chase trends, checkboxes, or narratives unrelated to core business performance. And as Harley & outgoing CEO Zeitz face proxy contests4 and severe criticism,5 departing board members slam6 the company’s lack of prudence and “cultural depletion," and the company faces its position as the worst performing brand in its cohort, this is a moment for shareholders to demand accountability—and a board better suited to navigating the company out of this troubled moment.

     Disclosures/Media

The foregoing information may be disseminated to shareholders via telephone, U.S. mail, e-mail, certain websites and certain social media venues, and should not be construed as investment advice or as a solicitation of authority to vote your proxy. The cost of disseminating the foregoing information to shareholders is being borne entirely by the filers.

The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report. Bowyer Research is not able to vote your proxies, nor does this communication contemplate such an event. Proxy cards will not be accepted by us. Please do not send your proxy to us. To vote your proxy, please follow the instructions on your proxy card.

For questions, please contact Gerald Bowyer, president of Bowyer Research, via email at jerrybowyer@bowyerresearch.com.

4https://www.foxbusiness.com/markets/major-investor-harley-davidson-wants-ceo-two-others-removed-from-board

5https://wtmj.com/news/2025/04/21/harley-dealership-owner-says-new-leadership-cant-be-worse-than-current-ceo/

6 https://biztimes.com/harley-davidson-board-resignation-leadership-criticism/